Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended April 30, 2022 of Uranium Royalty Corp. of our report dated July 27, 2022, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10/A (No. 333-256822) of Uranium Royalty Corp of our report dated July 27, 2022 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

July 27, 2022